Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 000-53413)

TiVo Inc. (Commission File No. 000-27141), and

Titan Technologies Corporation (Commission File No. 000-53413)

On Friday, April 29, 2016, Rovi Corporation sent the following email to certain customers of Rovi Corporation:

Subject: Rovi Enters Agreement to Acquire TiVo

Dear XXX,

I’m sure you’ve heard the exciting news. Rovi has entered into an agreement to acquire TiVo, a company that will expand our core capabilities, and advance our strategy in significant ways with truly innovative technology and talent. The combination will help you redefine the entertainment experience for consumers, and enable you to drive more profitable relationships with your customers.

There’s a significant shift happening in today’s media landscape – devices, platforms, and emerging content distribution channels. We have an opportunity to bring a broader suite of products and services designed to XXX business and meet the expectations of consumers today.

As mentioned in our press release, the boards of both companies have approved the transaction. The transaction is subject to customary closing conditions and regulatory clearances, with anticipated closing in Q3 of 2016. For more information, please view the press release: http://ir.rovicorp.com/file/Index?KeyFile=34087065.

In the meantime, it’s business as usual until the closing.

If you have any questions, please don’t hesitate to reach out or set up time in the coming days to jump on a quick phone call to discuss.

Thanks, and we look forward to our continued partnership.

Regards,

XXX

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, Titan Technologies Corporation or TiVo. In connection with the Agreement and Plan of Merger among Rovi, TiVo, Titan Technologies Corporation (“Parent”), Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on June 1, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.